

December 9, 2021

Brian Uhlmer
Chief Financial Officer
ProFrac Holding Corp.
333 Shops Boulevard, Suite 301
Willow Park, Texas 76087

>   **Re: ProFrac Holding Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 30, 2021**
>   **Registration Statement on Form S-1**
>   **Filed November 22, 2021**
>   **File No. 333-261255**

Dear Mr. Uhlmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

Form S-1 filed on November 22, 2021

Summary Historical Consolidated and Combined Financial Data
Non-GAAP Financial Measures, page 30

1.   We note your response to comment 3 and your renamed non-GAAP measure "Surplus Cash Generation." The name of this measure implies that it is a liquidity measure. We issue our prior comment in part. Please rename the title of this non-GAAP measure to more appropriately portray it as a performance measure.

Risk Factors
<u>Our amended and restated certificate of incorporation will designate the Court of Chancery...,</u>
<u>page 57</u>

2.   We note that in the Fourteenth clause of your Amended and Restated Certificate of
      Incorporation filed as Exhibit 3.2 you disclose that the federal district courts of the United
      States shall be the exclusive forum for the resolution of any complaint asserting a cause of
      action arising under the Securities Act of 1933, as amended. However, such exclusive
      forum is not disclosed in your prospectus. Please revise.

Risks related to the FTSI Acquisition
<u>This offering is not conditioned upon the completion of the FTSI Acquisition or the closing of</u>
<u>the New Term Loan, page 64</u>

3.   We note your disclosure that if you complete the FTSI Acquisition but are unable to close
      on the New Term Loan, you expect to fund the FTSI Acquisition with a combination of
      cash on hand, cash held by FTSI and advances under the equity financing letter, or ECL,
      which could adversely affect your liquidity. Please disclose the material terms of the ECL,
      such as the interest rate, repayment schedule and maturity of any advances under the ECL.
      Please also file the ECL or tell us why you do not believe this is a material agreement
      under Item 601(b)(10) of Regulation S-K.

      You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial
statements and related matters. Please contact George K. Schuler at (202) 551-3718 for
engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Energy & Transportation

cc: Michael S. Telle